[AmTrust Financial Services, Inc. letterhead]

March 6, 2018

Via EDGAR
Ms. Bonnie Baynes
Mr. Mark Brunhofer
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 4, 2017
File No. 001-33143

Dear Ms. Baynes and Mr. Brunhofer:

Thank you for your letter dated February 22, 2018 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2016

Notes to the Consolidated Financial Statements
Note 12, Loss and Loss Adjustment Expense Reserves, page F-68

1.
Your proposed disclosure in response to the fifth bullet of prior comment 1 does not address the changes in the reserve adjustments to reflect Management's Best Estimate (MBE) that you recorded during 2016 and why those adjustments were necessary. In this regard, for example, you discuss the $76 million reduction you recorded at December 31, 2016 to the reserve amount determined by your actuaries for your Small Commercial Business segment but do not discuss that at December 31, 2015 you recorded a $140 million increase to the reserves nor do you discuss what changed during 2016 to change from an adjustment that increased the reserve to one that decreased it. Please provide us proposed revised disclosure on how you adjusted the reserve liability to reflect MBE that also quantifies the amounts of your 2015 adjustments and explains the underlying factors resulting in the changes recorded between periods in your financial statements for each of your segments.

Response:

The changes in the 2015 and 2016 reserve adjustments to effectuate MBE reflect the transition from our reference to our external actuaries’ actuarial central estimate (ACE) to our use of an internally developed ACE, which, as we have discussed in our prior responses, began in 2015, but was not fully

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
March 6, 2018

implemented until year-end 2016. In 2015, we evaluated the reasonableness of our net consolidated reserves in relation to the ACE developed by our independent external actuaries. Our net consolidated reserves, following our 2015 MBE adjustments, were approximately $75 million below the ACE. In order to effectuate the $75 million difference between the MBE and the ACE, we made unallocated MBE adjustments in the amount of $(325) million to our reserves as recorded in our general ledger. In 2016, we relied, for the first time, on an internally developed ACE, which was reflected in our carried reserves. Our MBE was $155 million below the ACE. We made MBE adjustments to our carried reserves in the amount of $(155) million to effectuate MBE.

Notwithstanding the change in the MBE adjustment for the Small Commercial Business segment from $140 million in 2015 to $(76) million in 2016, which would suggest favorable development, the net loss ratio for the segment increased from 65.4% in 2015 to 66.3% in 2016. This demonstrates that the changes in the MBE adjustments from period to period reflect the changes in our process and determination of the ACE.

To address the foregoing, in addition to the proposed disclosure provided in response to the fourth bullet point of comment 1 in our February 19, 2018 response, we propose to insert the following disclosure in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Reserves for Loss and Loss Adjustment Expenses and Unearned Premium Reserves” (with additions underlined and deletions struck through). The amounts provided in this response are for the years ended December 31, 2015 and December 31, 2016. For the year ended December 31, 2017, we will include a related disclosure in our 2017 Form 10-K in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Consolidated Results of Operations – Loss and Loss Adjustment Expenses; Loss Ratio”.

“We record reserves for estimated losses under insurance policies that we write, as well as for loss adjustment expenses related to the investigation and settlement of claims. Our total reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at a given point in time.

The portion of our reserves for loss and loss adjustment expenses that have been incurred but not reported, or IBNR, represent management’s best estimate (“MBE”) of the expected ultimate outcome in settling the insurance related liabilities incurred. Our process to arrive at the MBE incorporates actuarial estimations as indicated by the actuarial central estimate (“ACE”), risks, uncertainties, and other relevant information pertaining to the underlying loss exposures and our operational activities. We use a combination of internal actuarial resources as well as external consulting actuaries to assist in the evaluation of our reserves for loss and loss adjustment expenses.

As of the year ended December 31, 2016, our ~~determination~~ consideration of MBE begins with the ~~actuarial analysis underlying the~~ ACE determined by our internal actuarial process for each line of business. Management evaluates each of the components that comprise the ACE, by line of business, and the actuarial methods used by our internal and external consulting actuaries. Management may elect to deviate from the ACE in certain instances, as it considers other quantitative and qualitative factors such as current operational information provided by claims, underwriting and other operational personnel, in selecting its MBE. At the conclusion of a comprehensive process and Group Reserve Committee discussions to critically assess the assumptions used to determine the ACE,

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
March 6, 2018

management may, at times, place greater or lesser reliance on this quantitative and qualitative information to determine the MBE, ~~rather than~~ relative to the actuarial estimates indicated by the ACE.

For the year ended December 31, 2016, this process resulted in an MBE that was $155 million lower than the ACE on a net basis. The following details the amount of the adjustments reflected in our financial statements, by segment, and the specific underlying reasons we felt these adjustments were necessary:

Segment	2016 MBE Adjustments
Small Commercial Business	$(76) Million
Specialty Risk and Extended Warranty	$(53) Million
Specialty Program	$(26) Million
Total	$(155) Million

Within the Small Commercial Business segment, our Group Reserve Committee relied more heavily on the incurred loss development method than the actuaries, which reduced incurred losses by $66 million and considered a number of subjective factors including a change in claims staffing for excess and surplus lines claims to reduce the actuarial estimate by an additional $10 million in 2016.

Within the Specialty Risk and Extended Warranty segment, our Group Reserve Committee considered a number of subjective factors, including changes in our medical malpractice claims staffing levels and support to reduce the actuarial estimate by $53 million.

Within the Specialty Program segment, our Group Reserve Committee determined that the emerging loss experience in our workers’ compensation line did not support our actuaries’ divergence from our pricing loss ratio and reduced the actuarial estimate by $33 million. Our Group Reserve Committee increased the ultimate loss ratios for our commercial automobile line of business, resulting in an increase in the actuarial estimate by $6 million.

For the year ended December 31, 2015, we made our determination of MBE based, primarily, on our expectations of our external actuaries’ indications at year-end, which covered approximately 95% of our total reserve balances and were based on actuarial studies, and our consideration of relevant information that was not fully addressed in the actuarial studies. We determined our 2015 MBE, which was $75 million, or approximately 1.5% lower than our external actuaries’ ACE, based on our consideration of items that we did not believe were fully considered by our external actuaries, including excess of loss reinsurance and recent trends in our European medical malpractice business. As a result, for 2015, we made $(325) million in net unallocated MBE Adjustments to carried reserves as recorded in the general ledger (the “2015 Adjustments”). The 2015 Adjustments were not determined by line of business and resulted in a net consolidated loss reserve position that was approximately $75 million lower than the ACE.

The 2015 Adjustments were allocated among our segments as follows:

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
March 6, 2018

Segment	2015 MBE Adjustments
Small Commercial Business	$139 Million
Specialty Risk and Extended Warranty	$(249) Million
Specialty Program	$(215) Million
Total	$(325) Million

We based the above allocations on the differences between our expectations at the time of the long-term profitability of the business in each segment and the amount of carried reserves, taking into consideration changes in factors that we believed impacted the performance of each segment’s business, such as rate changes and changes in the types of risks being insured.

In 2015, we commenced the process of enhancing our in-house corporate actuarial function, which included the hiring of a chief actuary, chief reserving actuary and chief pricing actuary and additional actuarial resources. This resulted in an extensive review of our processes for establishing loss and loss adjustment expense reserves. Beginning in 2015 and continuing in 2016, our new actuarial team implemented additional processes, including the establishment of a Group Reserve Committee. By the end of 2016, the new actuarial team had performed reviews of loss and loss adjustment expense reserves for all material lines of business and our carried reserve position became our ACE.

The changes in the MBE adjustments from 2015 to 2016 reflect the impact of changes in our process for establishing loss and loss adjustment expenses reserves, which were implemented in 2016 and resulted in changes to both our carried reserves and ACE. However, the changes in the MBE Adjustments generally did not have a corresponding impact on our net loss ratios for each segment. For example, the change in the MBE adjustment in our Small Commercial Business segment from $139 million in 2015 (an increase to ACE) to $(76) million in 2016 (a decrease to the ACE) did not result in a corresponding change to our net loss ratio, which increased to 66.3% in 2016 from 65.4% in 2015, indicating that the performance of the business remained consistent notwithstanding the change in the MBE adjustment from 2015 to 2016.”

2.	Refer to your response to the sixth bullet point of prior comment 1. Please address the following:

•
Explain to us why the reconciling items for “Lines of Business Not Included in Note 13” and “Effect of Foreign Exchange Rates and Other Amounts” changed from that presented in your January 19, 2018 response to comment 2 from our December 5, 2017 letter. In your response:

◦
Tell us whether the reason for the change in the former reconciling item relates solely to your decision to include the Tower reinsurance transaction in your Small Commercial Business development tables as indicated in your current response to comment 2. If not, tell us what other factors caused the change.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
March 6, 2018

Response:

We determined that “Lines of Business Not Included in Note 13” as reported in our January 19, 2018 response did not include $(66) million of prior year development related to the Majestic loss portfolio transfer transaction. We included it in our February 15, 2018 response, which resulted in the change to this reconciling item.

◦
Quantify for us the foreign exchange rate component and the other amounts component of the latter reconciling item and separately explain to us why each component changed from your January 19, 2018 response.

Response:

As we have explained in our January 19, 2018 and February 15, 2018 responses and during our March 5, 2018 conference call, we cannot, without the allocation of significant resources and increased costs, further quantify the unreconciled $118 million difference between the 2016 prior period development disclosed in Note 12 and the 2016 prior period development implied by Note 13, which we believe is comprised of the effect of the change in foreign exchange rates and the impact of allocation judgments that we made to complete the Note 13 tables. In our initial implementation of ASU 2015-09 in 2016, we had to make reasonable judgments to allocate by accident year IBNR, reinsurance cessions and underwriting year data, which we previously had not been required to maintain by accident year. Changes in these allocations necessarily would change the implied prior year development in 2016. As these allocations address the gap in direct accident year information, we cannot quantify the impact on the difference between Note 12 and Note 13.

To quantify the effect of the change in foreign exchange rates would require undue cost and potentially require delaying the release of more relevant 2017 information. Our European subsidiaries have different functional currencies (GBP and Euros) and conduct business in multiple currencies. As a result, those subsidiaries must convert certain business written and reserves taken in local currency into the subsidiaries’ functional currency. In addition, our European businesses cede business to reinsurers in U.S. dollars. Further, reserves for certain of our European businesses must be converted into U.S. dollars for purposes of our consolidated balance sheet. These processes thus entail multiple currency conversions. We believe that the effects of these multiple currency conversions are embedded in the reserves included in our Note 13 tables. The evaluation of the impact of these conversions on the implied prior year development would require a granular review of every component of the tables, including the allocations of IBNR by accident year, the conversion of underwriting year data to accident year, and reinsurance cessions that we utilized to develop the tables. We have attempted to perform this analysis, including with the assistance of outside consultants, and have determined that it would require significant resources and expense to isolate the part of the implied reserve development in Note 13 attributable to foreign currency exchange.

The reconciliation between Note 12. “Loss and Loss Adjustment Expense Reserves” and Note 13. “Short Duration Contracts” discloses the reconciling items and explains that we are unable to fully quantify all reconciling items for 2016. For the foregoing reasons, we do not believe that

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
March 6, 2018

we can disclose information that would be more useful than the information that we already have proposed to disclose without an allocation of significant resources and increased costs. As set forth in the revised proposed disclosure in our response to the second bullet point below, we propose to provide further detail on the allocations which comprise the $118 million difference in the item “Effect of Foreign Exchange and Other Amounts”.

We do not believe that the costs associated with the quantification of the reconciling items in the Effect of Foreign Exchange Rates and Other Amounts would be justified, as the information would not be relevant to users of our financial statements given the passage of time and that we have disclosed $418 million of prior year development in the first three quarters of 2017. Our MD&A, Note 12. “Loss and Loss Adjustment Expense Reserves” and Note 13. “Short Duration Contracts” in our 2017 Form 10-K will present prior year development on a consistent basis and we will reconcile any remaining differences between Note 12 and Note 13 as set forth in our February 15, 2017 response.

•
Given the magnitude of the development of “Lines of Business Not Included in Note 13,” revise your proposed disclosure to highlight the lines of business comprising this development and explain the underlying causes for this development.

Response:

To address the foregoing, in addition to the proposed disclosure provided in response to the fifth bullet point of comment 1 in our February 19, 2018 response and to clarify, as discussed above, the items which comprise the $118 million difference between Note 12. “Loss and Loss Adjustment Expense Reserves” and Note 13. “Short Duration Contracts in our 2016 Form 10-K, which we described as “Effect of Foreign Exchange Rates and Other Amounts,” we will revise the proposed disclosure to be included in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Consolidated Results of Operations 2016 compared to 2015 - Loss and Loss Adjustment Expenses; Loss Ratio” as follows (with additions underlined):

“We recorded adverse development of $258 million in 2016. In the accompanying notes to our consolidated financial statements, the development included in Note 13. Short Duration Contracts was $392 million. The $134 million difference between the adverse development recorded in the financial statements and the accident year disclosure contained in Note 13. “Short Duration Contracts” comprises the following items:

Item	Amount
Claims Development recorded at time of businesses acquisition	$79 million
Favorable Development on Accident Years Prior to 2008	$16 million
Lines of Business Not Included in Note 13	$(79) million
Effect of Foreign Exchange Rates and Allocations by Accident Year	$118 million
Total	$134 million

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
March 6, 2018

In Note 13. “Short Duration Contracts,” we have allocated by accident year $79 million in development that we recorded upon acquiring certain subsidiaries in 2016. Such development is recorded in the pre-acquisition financial statements of the acquired entities, but, appropriately, is not included in our results of operations. In addition, in 2016, we recorded $16 million in favorable development for accident years prior to 2008, which is not included in Note 13. “Short Duration Contracts.”

Lines of business not included in Note 13. “Short Duration Contracts” had $79 million in unfavorable development in 2016, $66 million of which related to our 2011 loss portfolio transfer from Majestic. The recognition of the Majestic prior year development resulted from the extensive actuarial review which began in 2015 as part of our enhanced actuarial process. We note that the loss reserves that we assumed as part of the transaction arise out of very different workers’ compensation risks than those that we typically underwrite, both in class and the size of the risk. The average Majestic premium was $175,000 as compared to our average premium, which is below $10,000.

Finally, we believe that the effect of changes in foreign exchange rates and our allocation by accident year of IBNR, reinsurance cessions, and underwriting year data, which we had not previously maintained by accident year, resulted in the remaining $118 million difference between Note 12. “Loss and Loss Adjustment Expense Reserves” and Note 13 “Short Duration Contracts.”

In connection with our response to your Comment Letter, we hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings. We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (646) 458-7948 if you require any further information.

Sincerely,

/s/ Adam Karkowsky

Adam Karkowsky
EVP - Chief Financial Officer

cc:     Maureen Downie, KPMG LLP
Catherine Miller, AmTrust Financial Services, Inc.